Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”)

Suite 3680 – 1 Place Ville-Marie

Montreal, Quebec, H3B 3P2

Canada

2.	Date of Material Change

May 18, 2022

3.	News Release

On May 18, 2022, the Company issued a press release disclosing the matters described herein, which was disseminated through the facilities of Business Wire. A copy of the press release was filed on SEDAR.

4.	Summary of Material Change

On May 18, 2022, the Company announced that the Company and Rio Tinto International Holdings Limited (“RTIH” and, together with its affiliates, “Rio Tinto”) had agreed to an amendment to the comprehensive funding arrangement to, among other things, provide interim debt funding from RTIH to address the Company’s near-term estimated funding requirements and to extend the date by which Turquoise Hill is required to raise additional equity capital.

5.1	Full Description of Material Change

On May 18, 2022, the Company announced that the Company and RTIH had agreed to an amendment to the comprehensive funding arrangement to, among other things, provide interim debt funding from Rio Tinto to address the Company’s near-term estimated funding requirements and to extend the date by which Turquoise Hill is required to raise additional equity capital.

On March 14, 2022, Rio Tinto announced a non-binding proposal (the “Proposal”) to acquire the approximately 49% of the outstanding shares of Turquoise Hill held by the Company’s minority shareholders for cash consideration of C$34.00 per share (the “Proposed Acquisition”). In response to the Proposal, the Board of Directors of the Company (the “Board”) formed a special committee of independent directors (the “Special Committee”) to review and consider the Proposal. The mandate of the Special Committee includes responsibility for considering the Company’s liquidity needs and financing options pending the Company’s consideration of the Proposal.

In light of Rio Tinto’s condition in the Proposal that its offer is subject to Turquoise Hill not raising additional equity capital, Rio Tinto invited Turquoise Hill to propose terms for an interim funding facility that would satisfy Turquoise Hill’s funding requirements pending the Company’s consideration of the Proposal. Following careful consideration by the Special Committee of the financing options available to the Company, including a potential equity offering, on the recommendation of the Special Committee, on May 18, 2022, the Company and RTIH agreed to an amendment to the Amended and Restated Heads of Agreement dated as of January 24, 2022 (as so amended, the “Second A&R HoA”).

Key terms of the Second A&R HoA include:

•

An extension of the date by which the Company shall have conducted one or more equity offerings for aggregate proceeds of at least US$650 million (the “Initial Equity Offering”) to December 31, 2022 (instead of the prior deadline of August 31, 2022);

•

A commitment by Rio Tinto to provide additional short-term bridge financing directly to the Company by way of one or more secured advances of up to US$400 million expected to be made available to the Company in the coming weeks subject to satisfaction or waiver of certain conditions precedent, and which is to be repaid out of the proceeds of the Initial Equity Offering (the “Early Advance”); and

•

If Rio Tinto has not publicly withdrawn the Proposal prior to June 30, 2022, automatic removal of the condition that the Company have completed the Initial Equity Offering prior to drawing any short-term secured advances of up to US$300 million (collectively, the “Advances”) provided for in the Second A&R HoA.

In furtherance of its mandate, the Special Committee will continue to consider the Company’s liquidity needs and financing options, including potential equity offerings. The Second A&R HoA does not prohibit the Company from raising additional capital by way of an equity offering, including pending the Company’s consideration of the Proposal. However, Rio Tinto has advised the Special Committee that, should the Company proceed with an equity offering, Rio Tinto intends to withdraw the Proposal. Rio Tinto has also advised that if Turquoise Hill proceeds with an equity offering, Rio Tinto intends to exercise its preemptive rights to maintain its pro rata interest.

The full text of the amended Second A&R HoA has been filed and is available under Turquoise Hill’s profile on SEDAR at www.sedar.com and its EDGAR profile at www.sec.gov.

5.1.1. Disclosure Required under Section 5.2 of Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions

The Special Committee was established by the Board on March 15, 2022 to, among other things, review and consider the Proposal, the Company’s liquidity needs and financing options pending the Special Committee’s consideration of the Proposal and whether the Company should proceed with an equity offering to meet the Company’s near-term liquidity requirements or consider other financing options, including potential financing from RTIH.

In connection with the Company’s negotiations with Rio Tinto with respect to the Second A&R HoA, the Special Committee sought to achieve a comprehensive solution that would provide the Company with sufficient liquidity to fund the Oyu Tolgoi project for the remainder of 2022.

In light of Rio Tinto’s ownership of approximately 50.8% of the issued and outstanding common shares of the Company, the Special Committee and the Board determined that, under Multilateral Instrument 61-101—Protection of Minority Security Holders in Special Transactions (“MI 61-101”), RTIH is a “related party” of the Company and the commitments by RTIH in the Second A&R HoA in respect of the Advance and the Early Advance each constitute a “related party transaction”.

The Special Committee determined that: (i) the amendments to the terms of the Advance pursuant to the Second A&R HoA are not subject to the formal valuation requirement under MI 61-101 because, pursuant to section 5.4 of MI 61-101, the formal valuation requirement does not apply to a related party transaction of the type described in paragraph (l) of the definition of “related party transaction” under MI 61-101 (which includes materially amending the terms of an outstanding credit facility with a related party); and (ii) such amendments are exempt from the minority approval requirement pursuant to paragraph 5.7(1)(f) of MI 61-101, on the basis that such amendments (which for these purposes are deemed to create a new loan) would constitute a loan that is obtained from a related party on reasonable commercial terms that are not less advantageous to the Company than if the loan were obtained from a person dealing at arm’s length with the Company, and the loan is not (a) convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary entity of the Company, or otherwise participating in nature, or (b) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Company or a subsidiary entity of the Company.

The Special Committee further determined that: (i) the Early Advance is not subject to the formal valuation requirement under MI 61-101 because, pursuant to section 5.4 of MI 61-101, the formal valuation requirement does not apply to a related party transaction of the type described in paragraph (j) of the definition of “related party transaction” under MI 61-101 (which includes entering into a credit facility with a related party); and (ii) the Early Advance is exempt from the minority approval requirement pursuant to paragraph 5.7(1)(f) of MI 61-101, on the basis that the Early Advance would be a loan that is obtained from a related party on reasonable commercial terms that are not less advantageous to the Company than if the loan were obtained from a person dealing at arm’s length with the Company, and the loan is not (a) convertible, directly or indirectly, into equity or voting securities of the Company or a subsidiary entity of the Company, or otherwise participating in nature, or (b) repayable as to principal or interest, directly or indirectly, in equity or voting securities of the Company or a subsidiary entity of the Company

In assessing whether the Second A&R HoA should be recommended for approval by the Board, the Special Committee, with the advice of external advisors, considered such matters as it considered relevant including, among other things: (i) the Company’s near-term liquidity requirements; (ii) the status of the Special Committee’s review and consideration of the Proposal; (iii) potential implications of an equity offering (including as a result of dilution) on any Proposed Acquisition; (iv) alternative financing options that might be available to meet the Company’s near-term liquidity requirements; (v) that Rio Tinto has advised the Company that it intends to withdraw the Proposal if the Company proceeds with an equity offering; and (vi) the amendments and additional terms and conditions contemplated to be effected by the Second A&R HoA, and after consultation with management of the Company, the Special Committee’s financial advisors and the Special Committee’s and Company’s legal advisors (respectively), the Special Committee unanimously determined that the Second A&R HoA is in the best interests of the Company and recommended to the Board that the Board approve the Second A&R HoA and authorize the Company to sign, execute and enter into the Second A&R HoA. Upon the aforementioned recommendation of the Special Committee, the Board unanimously approved the Second A&R HoA and authorized the Company to sign, execute and enter into the Second A&R HoA. The two members of the Board nominated and employed by Rio Tinto, namely Alfred Grigg and Stephen Jones, did not participate in or attend the meeting of the Board at which the Second A&R HoA was considered and approved, and therefore they did not participate in the vote on such matter.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this Report may be obtained from Dustin Isaacs, Chief Legal Officer and Corporate Secretary at (514) 848-1567. Mr. Isaacs is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

9.	Date of Report

May 26, 2022

Forward-looking	statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: the Proposal received by the Company from Rio Tinto, including the terms and conditions of the Proposal and its review and evaluation by the Special Committee; the implementation and successful execution of the updated funding plan that is the subject of the Second A&R HoA, as such agreement may be further amended or restated, and the amount of any additional future funding gap to complete the Oyu Tolgoi project and the availability and amount of potential sources of additional funding required therefor, all as contemplated by the Second A&R HoA, as well as potential delays in the ability of the Company and OT LLC to proceed with the funding elements contemplated by the Second A&R HoA; liquidity, funding sources and funding requirements in general, in particular until sustainable first production is achieved, including the Company’s ability to reach agreement with project finance lenders on the re-profiling of existing debt payments in line with current cash flow projections, as well as the Company (or a wholly-owned subsidiary) and OT LLC entering into a pre-paid copper concentrate sale arrangement; the availability and amount of potential sources of additional funding, including the short-term secured advance to be provided by Rio Tinto to the Company under the Second A&R HoA; the amount by which a successful reprofiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s ability to conduct one or more equity offerings as contemplated by the Second A&R HoA in light of future and then prevailing market conditions; the review of the Proposal and the Company’s liquidity requirements and financing options by the Special Committee; statements regarding Rio Tinto’s intention to withdraw its Proposal and exercise its pre-emptive rights in the event of an equity offering by the Company; and other statements that are not historical facts.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s annual information form for the year ended December 31, 2021 (“AIF”), as supplemented by the “Risks and Uncertainties” section in the Company’s management’s discussion and analysis for the first quarter ended March 31, 2022 (“MD&A”).

Readers are further cautioned that the lists of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the MD&A that may affect future results are not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.